Prospectus Supplement No. 4	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated February 2, 2007)	Registration No. 333-140430

$1,725,000,000 1.75% Convertible Senior Notes due 2011
$1,725,000,000 1.75% Convertible Senior Notes due 2013

This prospectus supplement supplements the prospectus dated February 2, 2007, as supplemented by prospectus supplements dated February 9, 2007, February 16, 2007 and February 23, 2007, relating to the resale by certain selling securityholders of our 1.75% Convertible Senior Notes due 2011 (the “2011 notes”) and 1.75% Convertible Senior Notes due 2013 (the “2013 notes,” and together with the 2011 notes, the “notes”) and the shares of our common stock issuable upon conversion of the notes.  The prospectus dated February 2, 2007, as supplemented by prospectus supplements dated February 9, 2007, February 16, 2007 and February 23, 2007, is referred to herein as the “prospectus.”

You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes or supplements the information contained in the prospectus.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 2, 2007.

SELLING SECURITYHOLDERS

The information in the prospectus in the table under the caption “Selling Securityholders” is amended by:

•                  replacing the information included therein regarding the selling securityholders identified in the first column of the “Revised Information Regarding Selling Securityholders” table below with the information set forth in the “Revised Information Regarding Selling Securityholders” table below; and

•                  adding the information in the below “Additional Selling Securityholders” table regarding certain selling securityholders.

The information set forth below is based on information previously provided by or on behalf of the named selling securityholders.  Information concerning the selling securityholders may change from time to time. The selling securityholders may from time to time offer and sell any or all of the securities under the prospectus (as amended and supplemented hereby).  Because the selling securityholders are not obligated to sell the notes or any shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales. In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or common shares issuable upon conversion of its notes.

Unless described in the prospectus under the caption “Selling Securityholder” (as amended and supplemented hereby), based upon information previously provided by the selling securityholders, none of the selling securityholders beneficially owns in excess of 1% of our outstanding common stock.

Except as noted in the prospectus under the caption “Selling Securityholder” (as amended and supplemented hereby), based upon the information previously provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Revised Information Regarding Selling Securityholders

	Principal amount of 2011 notes beneficially	Principal amount of 2013 notes beneficially	Number of Shares of Common Stock
Name(1)	owned and offered hereby	owned and offered hereby	Beneficially Owned(2)(3)	Offered Hereby(2)
Argentum Multi-Strategy Fund Ltd-Classic(6)	—	400,000	24,879	24,879
Argent LowLev Convertible Arbitrage Fund Ltd.(6)	—	9,180,000	570,975	570,975
Argent Classic Convertible Arbitrage Fund Ltd.(6)	—	24,490,000	1,523,224	1,523,224
Platinum Grove Contingent Capital Master Fund(7)	3,000,000	65,000,000	4,229,450	4,229,450
Tribeca Convertible LP(5)(8)	—	50,800,000	3,159,648	3,159,648

Additional Selling Securityholders

	Principal amount of 2011 notes beneficially	Principal amount of 2013 notes beneficially	Number of Shares of Common Stock
Name(1)	owned and offered hereby	owned and offered hereby	Beneficially Owned(2)(3)	Offered Hereby(2)
Morgan Stanley & Co. Incorporated(4)(10)	4,960,000	—	3,625,453	308,501
Partners Group Alternative Strategies PCC LTD(6)	—	5,140,000	319,696	319,696
Ramius Master Fund, Ltd.(5)	600,000	—	37,318	37,318
Rampart Convertible Arbitrage Investors (I), LLC(9)	—	2,100,000	130,615	130,615
Rampart Convertible Arbitrage Investors (II), LLC(9)	—	400,000	24,879	24,879
RCG Halifax Fund, Ltd.(5)	165,000	—	10,262	10,262
RCG Latitude Master Fund, Ltd.(5)	2,010,000	—	125,017	125,017
Royal Bank of Canada(5)	—	17,400,000	1,082,241	1,082,241
Thomas Weisel Partners(4)	—	5,800,000	360,747	360,747
Xavex Convertible Arbitrage 5(5)	750,000	—	46,648	46,648

(1)             Information concerning other selling securityholders will be set forth in supplements to this prospectus supplement from time to time, if required.

(2)             Includes shares of common stock issuable upon conversion of notes, assuming conversion of all the named selling securityholder’s notes at the initial conversion rate of 62.1978 shares of common stock per $1,000 principal amount at maturity of the notes.  This conversion rate is subject to adjustment, however, as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments” in the prospectus.  As a result, the number of shares of common stock issuable upon conversion of the notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.

(3)             In addition to shares of common stock issuable upon conversion of the notes as described in footnote (1), also includes shares of common stock identified to us by the selling securityholder as owned by it.

(4)             The selling securityholder is a broker-dealer.

(5)             The selling securityholder is an affiliate of a broker-dealer.

(6)             Each of Argentum Multi-Strategy Fund Ltd-Classic, Argent LowLev Convertible Arbitrage Fund Ltd., Argent Classic Convertible Arbitrage Fund Ltd. and Partners Group Alternative Strategies PCC LTD has indicated that Nathanial Brown and Robert Richardson have sole or shared voting or investment power over the notes and the common stock issuable upon the conversion of the notes held by it.

(7)             This amount reflects an increase of $65,000,000 in the principal amount of 2013 notes previously listed in the prospectus for Platinum Grove Contingent Capital Master Fund.

(8)             Amounts reflect an increase of $10,800,000 in the principal amount of 2013 notes previously listed in the prospectus for Tribeca Convertible LP. Tribeca Convertible LP has indicated that Andrew Wang has sole or shared voting or investment power over the notes and the common stock issuable upon the conversion of the notes held by it.

(9)             Each of Rampart Convertible Arbitrage Investors (I), LLC and Rampart Convertible Arbitrage Investors (II), LLC has indicated that Jack Feiler, Chief Investment Officer of Palisade Capital Management, LLC, investment advisor to such selling securityholder, exercises sole or shared voting or investment power over the notes and the common stock issuable upon the conversion of the notes held by it.

(10)       Morgan Stanley & Co. Incorporated has indicated that, as of January 24, 2007, it beneficially owned (excluding options and convertibles) 3,316,952 shares of our common stock.  Shares listed as beneficially owned by Morgan Stanley & Co. Incorporated in the above table also include these shares. Morgan Stanley & Co. has also indicated that it, and/or its affiliates have during the past three years performed financial advisory and investment banking services for the Company.